Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35,

Pudong, Shanghai, China 200120

Tel: + (86) 021-61659027

January 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Erin E. Martin, Special Counsel

Re:

Golden Bull Limited

Amendment No. 1 to the Registration Statement on Form F-1

Filed January 12, 2018

File No. 333-222269

Dear Ms. Martin:

Golden Bull Limited, a Cayman Islands company (the “Company,” “we,” “us” or “our”), hereby transmits its responses to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 24, 2018, regarding Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on January 12, 2018 (the “Registration Statement”).

As discussed with the Staff, we are submitting this letter with proposed changes to the Registration Statement reflecting our responses to the oral comments.  The proposed changes are underlined in the Registration Statement and attached hereto as Exhibit A.

We thank the Staff in advance for its consideration of the Registration Statement.  Should you have any questions regarding the foregoing, please contact David Selengut, Esq. or Ari Edelman of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Erxin Zeng

Erxin Zeng

cc:

Ellenoff Grossman & Schole LLP

Kaufman & Canoles, P.C.

Exhibit A

On page 4 of the Registration Statement

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries (the “P2P Measures”) on August 17, 2016. According to the P2P Measures, effective August 17, 2017, the maximum loan balance at any given time for an individual shall be not more than RMB 200,000, and for a business enterprise not more than RMB 1,000,000, borrowed from a single internet lending information intermediary platform and not more than RMB 1 million for an individual and RMB 5 million for a business enterprise, respectively, in total from all platforms. If we were found to be in violation of the P2P Measures, a penalty of up to RMB30,000 would be imposed for such violation. We would not be fined for each violation; however, if there were repetitive violations, more severe penalties may be imposed. However, it is unclear from the P2P Measures as to the magnitude of such penalties. As of December 31, 2016, 13, or 86.67%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. As of June 30, 2017, 51, or 18.68%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. These loans were facilitated prior to the effectiveness of the P2P Measures and substantially all of them were paid off as of the date of this prospectus. We believe that we are in full compliance with the P2P Measures and that our new loan structure should continue to be in compliance with the P2P Measures.

On May 27, 2017, China Banking Regulatory Commission (“CBRC”), Ministry of Education and Ministry of Human Resources and Social Security of the PRC jointly issued the Notice on Further Strengthening on Regulation and Administration of the “Campus Loan” Business (the “Letter No. 26”). Letter No.26 prohibits an internet lending information intermediary (the “P2P Company”) from providing online lending services to college students (the “Campus Loan Business”). On December 1, 2017, the Office of the Leading Group for the Special Rectification of Internet Financial Risks and the Office of the Leading Group for the Special Rectification of Peer-to-Peer Lending Risks (“P2P Special Rectification Office”) jointly issued the Notice on Regulation and Rectification of the “Cash Loan” Business, or the Letter No.141. Letter No.141 prohibits small loan companies from raising fund through P2P Companies. Letter No.141 further provides that a “P2P Company” shall not: (i) facilitate, directly or indirectly in any form, loan transactions applying interest rates that do not comply with relevant laws and provisions; (ii) deduct interest, transaction fees, management fees, deposits from loan principles or set a surcharge interest rate onto overdue payment, late payment fines or penalty interest; (iii) outsource core business including customers information collection, customers identifying and screening, credit assessing and opening accounts for customers etc.; (iv) facilitate banking financial institutions’ fund to be involved in online P2P lending business; and (v) provide facilitating services for online lending for (a) students or borrowers who are not capable of repaying their loans, (b)  real estate down payment loans or real estate purchase financing, and (c) borrowing without specified use. We believe that Letter No. 141 does not apply to our current or planned business operations. Letter No. 141 generally applies to businesses that directly lend money, whereas our business merely facilitates the matching lenders and borrowers.

On December 8, 2017, the P2P Special Rectification Office released the Notice on the Special Rectification Acceptance of the P2P Online Lending Risk (the “Letter No.57”). Letter No.57 requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People's Bank of China, local public security bureaus, local communication administration agencies and local administration of industry and commerce (“AIC”) to jointly inspect and conduct acceptance for internet lending information intermediaries (the “P2P Company”) on the compliance of their business operations with the P2P Measures. A P2P Company can only be registered (“P2P Registration”) with local financial regulatory authority after receiving acceptance certificate or document issued jointly by local financial regulatory authority and local counterparts of CBRC. Letter No.57 further requires that the P2P Registration of major P2P Companies shall be completed before April 2018 or at least no later than the end of June 2018 in the event of very complicated circumstances, which means Shanghai Dianniu is required to obtain the acceptance certificate or document from local financial regulatory authority and local counterpart of CBRC by the end of June, 2018. Our current plan is to conduct the required inspections in the first quarter of 2018 and to obtain approval thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities. In addition, Letter No.57 prohibits four types of credit assignment models, including: (i) providing asset securitization services or transferring creditor's rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) credit transferred to actual lender from related individual party of the P2P Company, who is authorized to initially enter into a loan agreements with the borrower and grant loan directly to the borrower and then facilitate the lending on the online platform of the P2P Company; (iii) connecting demand or term wealth management products with credit assignment targets; and (iv) providing loans by pledging the credit right owned by the lenders. We are not engaged in any of these prohibited credit assignment activities.

On page 17 of the Registration Statement

On December 8, 2017, the P2P Special Rectification Office released Letter No.57 which requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People's Bank of China, local public security bureaus, local communication administration agencies and local AIC to jointly inspect and accept whether a P2P Company complies with the P2P Measures. A P2P Company can only be registered with the local financial regulatory authority after receiving acceptance certificate or document issued jointly by local financial regulatory authority and local counterpart of CBRC. Letter No.57 requires that the P2P Registration of major P2P Companies shall be completed before April 2018 or at least on later than the end of June 2018 in the event of very complicated circumstances, which means Shanghai Dianniu is required to obtain the acceptance certificate or document from local financial regulatory authority and local counterpart of CBRC by the end of June, 2018. Our current plan is to conduct the required inspections in the first quarter of 2018 and to obtain approval thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities.

Letter No.57 prohibits four types of credit assignment models, including: (i) providing asset securitization services or transferring creditor's rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) credit transferred to the actual lender from related individual party of the P2P Company, who is authorized to initially enter into a loan agreement with the borrower and grant loan directly to the borrower and then facilitate the lending on the online platform of the P2P Companies; (iii) connecting demand or term wealth management products with credit assignment targets; and (iv) providing loans by pledging the credit right owned by the lenders. We are not engaged in any of these prohibited credit assignment activities.

Pursuant to Letter No.57, a P2P Company cannot be registered with the local financial regulatory authority if such P2P Company still conducts real estate down payment loans business, Campus Loan Business or Cash Loan Business after Letter No.26 and Letter No.141 are released. The local P2P Special Rectification Office shall publicize the information relating to the rectification and acceptance outcome of P2P Companies on the designated official website for at least two weeks, while P2P Companies are required to publicize those information on their official websites and applications at the same time.

Our P2P Registration may be delayed in the event that the relevant government authorities require rectification of our operations based on their inspection pursuant to Letter No. 57. If we fail to obtain the P2P Registration by the end of June, 2018, the related government authorities may take certain actions against us, including but not limited to, banning our website and prohibiting us from providing all kinds of financial services.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

Our existing or new loan products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

•

our failure to predict market demand accurately and supply loan products that meet this demand in a timely fashion;

•

borrowers and lenders using our platform may not like, find useful or agree with any changes;

•

our failure to properly price new loan products;

•

a substantial number of loan defaults by borrowers through our platform;

•

defects, errors or failures on our platform;

•

negative publicity about our loan products or our platform’s performance or effectiveness;

•

views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•

the introduction or anticipated introduction of competing products by our competitors.

If our new loan products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

On page 84 of the Registration Statement

On December 8, 2017, the P2P Special Rectification Office released Letter No.57 which requires local financial regulatory authorities, local counterparts of CBRC, local branches of the People's Bank of China, local public security bureaus, local communication administration agencies and local administration of industry and commerce (“AIC”) to jointly inspect and accept whether a P2P Company complies with the P2P Measures. A P2P Company can only be registered with the local financial regulatory authority after receiving acceptance certificate or document issued jointly by local financial regulatory authority and local counterparts of CBRC. Letter No.57 requires that the registration of major P2P Companies shall be completed before April 2018 or at least on later than end of June 2018 in the event of very complicated circumstances, which means Shanghai Dianniu is required to obtain the acceptance certificate or document from local financial regulatory authority and local counterpart of CBRC by the end of June, 2018. Our current plan is to conduct the required inspections in the first quarter of 2018 and to obtain approval thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities. Letter No.57 prohibits four types of credit assignment models, including: (i) providing asset securitization services or transferring creditor's rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) credit transferred to the actual lender from related individual party of the P2P Company, who is authorized to initially enter into a loan agreement with the borrower and grant loan directly to the borrower and then facilitate the lending on the online platform of the P2P Companies; (iii) connecting demand or term wealth management products with credit assignment targets; and (iv) providing loans by pledging the credit right owned by the lenders. We are not engaged in any of these prohibited credit assignment activities.

Letter No.57 also prohibits P2P Registration to be made to a P2P Company in the event that it facilitates, directly indirectly in any form, a loan transaction that violates relevant laws or regulations on private loan interest rate. According to the “Provisions of the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases” promulgated by the Supreme People’s Court of the PRC on August 6, 2015, the annual loan interest rate not exceeding 24% in a private loan should be supported by the people’s court in China. During the year ended December 31, 2016, the loan interests charged to our borrowers were from 12% to 18% while for the nine months period ended September 30, 2017, the interests were between 12% and 16%.

Our P2P Registration may be delayed in the event that the relevant government authorities require rectification of our operations based on their inspection pursuant to Letter No. 57. If we fail to obtain the P2P Registration by the end of June, 2018, the related government authorities may take certain actions against us, including but not limited to, banning our website and prohibiting us from providing all kinds of financial services.

We cooperate with Shanghai Credit Information Service Co., Ltd. NFCS is one of the primary systems to collect personal lending records for P2P companies. We utilize NFCS to determine whether borrowers obtain loans through other platforms.

Our Platform

We are an online consumer finance marketplace in China connecting lenders with individual borrowers and small businesses. We believe that our marketplace embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals underserved or even unserved. Our technology-driven platform allows us to efficiently match borrowers with lenders as an alternative means to obtain credits outside side of China’s traditional banking system.

In order to qualify for a loan through our platform, an individual must be a Chinese national age 18 to 60 years. Such individual must possess a good credit score, adequate capability to repay his or her loan or have a capable guarantor, and must have a job that we do not consider to be high risk. We do not assign scores to a borrower. When we review the application, we will take into account a number of factors to evaluate the creditworthiness of an applicant such as his credit score and credit history from third party credit rating agencies.  Generally, the report showing an applicant with a Sesame score of 620 and above, no bad credit record and reasonable debt-asset ratio would be considered a good report. We generally consider a job high-risk if it does not pay the borrower on a regular and predictable basis. In order for a small business to qualify for a loan through our platform, such business must possess all required licenses, a good credit report and a qualified legal representative. In addition, an individual that controls such business must meet the same standards we set for individual borrowers and must provide collateral as required of individual borrowers.

On page 96 of the Registration Statement

On May 27, 2017, CBRC, Ministry of Education and Ministry of Human Resources and Social Security of the PRC jointly issued Letter No. 26. Letter No.26 prohibits a P2P Company from providing online lending services to college students. On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks jointly issued Letter No. 141. Letter No.141 prohibits micro loan companies from raising money through a P2P Company. Letter No.141 further provides that a “P2P Company”: (i) shall not facilitate loan transactions to realize interest rates that do not comply with relevant laws and provisions; (ii) shall not outsource core business including customers information collection, customers identifying and screening, credit assessing and opening accounts for customers etc.; (iii) shall not involve banking financial institutions in online P2P lending business; and (iv) shall not provide online lending services for (a) students or borrowers who are not capable of repaying their loans in the scope of their marketing efforts, (b)  property down payment loans, and (c) borrowing without specified use. We believe that Letter No. 141 does not apply to our current or planned business operations. Letter No. 141 generally applies to businesses that directly lend money, whereas our business merely facilitates the matching lenders and borrowers.

On December 8, 2017, the Office of the Leading Group for the Special Campaign Letter No.57. Letter No.57 requires local financial regulator, local CBRC, the local branch of People's Bank of China, local public security bureau, local communication administration department and local AIC jointly inspect and accept whether a P2P Company comply with the P2P Measures. A P2P Company can only be registered with the local financial regulator after receiving acceptance certificate or document issued jointly by local financial regulator and local CBRC. The registration of most P2P Companies is expected to be completed before April 2018 according to Letter No.57, which means Shanghai Dianniu is required to obtain the acceptance certificate or document from local financial regulator and local CBRC before April, 2018. Our current plan is to conduct the required inspections in the first quarter of 2018 and to obtain approval thereafter, prior to the June 2018 deadline. However, we may change our plan to coordinate with the effective time of the implementation rules of the P2P Measures in Shanghai and requirements from relevant authorities.  Letter No.57 prohibits four types of credit assignment models, including: (i) providing asset securitization services or transferring creditor's rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) credit transferred to the lender from related individual party of the P2P Company, who initially extended such credit using funds from P2P Companies; (iii) providing wealth management products and regular wealth management products related credit assignment products; and (iv) using credit right form the peer-to-peer lending platform to borrow money from other lenders on the same platform. We are not engaged in any of these prohibited credit assignment activities.